Exhibit 99.1
PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune subscribes to Acasti Pharma’s rights offering
Also welcomes Michel Chartrand as COO

Laval, Québec, CANADA – September 19, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ.NEPT - TSX.V.NTB) announces that, following regulatory approval, it obtained and exercised its right to subscribe to Acasti Pharma Inc’s (“Acasti”) rights offering, which closed on September 14, 2011.

The subscription in Acasti’s right offering was part of Neptune’s business strategy and action plan.

“Neptune increased its ownership position in Acasti by subscribing to approximately 2 million shares at $1.25, and investing close to $2.5 million in the company,” stated André Godin, CFO of Neptune. “This is a clear demonstration of Neptune’s vigorous support and overall commitment to Acasti’s business plan and drug development program.”

Neptune also welcomes Michel Chartrand as Chief Operating Officer (‘‘COO’’). Mr. Chartrand, a business management specialist, has held several management positions throughout his career. During which he gained extensive experience in operations management, business development and strategic alliances and integrations. He was National Director, Banners with Médis (now McKesson Canada) before leaving in 1998 to lead the integration of the banners Santé Services and Obonsoins. In 2004, he orchestrated a second merger, where Santé Services Obonsoins and Essaim became Groupe PharmEssor, leading to the creation of Proxim in 2006. Mr. Chartrand acted as President and CEO of Proxim from 2004 to 2008. Proxim was acquired by McKesson Canada in June 2008 and Mr. Chartrand held the role of Vice President, Retail Partner Solutions at McKesson until July 2011. Mr. Chartrand has been an important board member for Neptune since 2005, Acasti since 2008 and NeuroBioPharm Inc. since 2011.

“It’s with great enthusiasm that I join Neptune’s management team. After more than 20 years of working in the pharmaceutical field, my nomination within the Corporation represents a new and exciting challenge for me, stated Michel Chartrand, COO.

“Neptune needed to grow its management team in order to execute its business plan and to better manage its expansion,” said Henri Harland, President and CEO. “With the growing number of tasks and demands being placed on management, it became clear to the board of directors that Neptune was in need of an experienced COO to manage its operations and we knew that Michel Chartrand would be a perfect candidate to assume that responsibility.”

Neptune, Acasti and NeuroBioPharm granted to Mr. Chartrand on September 16th, 2011 respectively 150,000 stock options exercisable at $3.50, expiring on September 16th 2014; 150,000 stock options exercisable at $1.50, expiring on September 16th, 2016; and 150,000 warrants exercisable at $0.75, expiring April 12th 2016. The latter is subject to shareholders’ approval.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	CEOcast Contact:	Howard Group Contact:
Neptune Technologies & Bioressources Inc.	Dan Schustack	Dave Burwell
André Godin, CFO	+1 212-732-4300	(888) 221-0915
+1.450.687.2262	dschustack@ceocast.com	dave@howardgroupinc.com
a.godin@neptunebiotech.com	www.ceocast.com	www.howardgroupinc.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.